                                  SUPPLEMENT TO
                           OFFER TO PURCHASE FOR CASH
                                      AIMCO
                             AIMCO Properties, L.P.
  is offering to purchase any and all units of limited partnership interests in
                       CONSOLIDATED CAPITAL PROPERTIES IV
                          FOR $196.74 PER UNIT IN CASH



Upon the terms and subject to the conditions set forth herein, we will accept any and all units validly tendered in response to our offer. If units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner.

Our offer price will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.

We have extended our offer; our offer and your withdrawal rights will expire at 5:00 P.M., New York City time, on September 15, 2000, unless we extend the deadline.

We will pay the fee, up to $50, charged by a custodian of an IRA for tendering units. You will pay any other fees and costs, including any transfer taxes.

Our offer is not subject to a minimum number of units being tendered.

         SEE "RISK FACTORS" IN THE OFFER TO PURCHASE, DATED AUGUST 2, 2000, FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

                  We determined the offer price of $196.74 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

                  In November 1999, we offered to buy your units for $209.88 per unit. Since November 1999, your partnership has paid distributions of $28.00 per unit from operations.

                  We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

                  Your general partner and the property manager of the properties are subsidiaries of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

                                                        (continued on next page)

                                   ----------

     If you desire to accept our offer, you should complete and sign the enclosed letter of transmittal in accordance with the instructions thereto and mail or deliver the signed letter of transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this Supplement. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THE OFFER TO PURCHASE, THIS SUPPLEMENT OR THE LETTER OF TRANSMITTAL MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT (888) 349-2005.

                                September 1, 2000

(Continued from prior page)


                  Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

                  It is possible that we may conduct a future offer at a higher price.

                  For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of property owned by your partnership.

                  If we acquire a substantial number of units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions, including but not limited to the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets.

                                  INTRODUCTION

         On August 2, 2000, we commenced an offer to acquire all of the outstanding units of your partnership, in exchange for $196.74 in cash per unit, net to the seller, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from August 2, 2000 until the expiration date. If units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner. Our offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 2, 2000, this Supplement and in the accompanying letter of transmittal.

         We will pay any transfer fees imposed for the transfer of units by your partnership. However, you will have to pay any governmental transfer taxes that apply to your sale. We will also pay up to $50 of fees for tendering your units which are charged by any custodian or other trustee of any Individual Retirement Account or benefit plan which is the owner of record of your units. Although the fees charged for transferring units from an Individual Retirement Account vary, such fees are typically $25-$50 per transaction. However, you will have to pay any additional fees and any other fees and expenses, including any fees or commissions imposed by your broker, and any taxes that apply to your sale. The custodian for your IRA account should bill us for such fees by sending an invoice to the Information Agent.]

         We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of the units being tendered. However, certain other conditions do apply. See "The Offer - Section 17. Conditions of the Offer," in the Offer to Purchase. Under no circumstances will we be required to accept any unit if the transfer of that unit to us would be prohibited by the agreement of limited partnership of your partnership.

         We have extended the expiration date of our offer to 5:00 p.m., New York City time, on September 15, 2000. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions contained therein, and forward or hand deliver the enclosed acknowledgment and agreement, together with any other required documents, to the Information Agent. If you have already tendered your units in accordance with the original letter of transmittal, you need not take any further action to continue to tender your units. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after October 3, 2000.

         We expressly reserve the right, in our reasonable discretion, at any time and from time to time, to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and the payment for, any unit. Notice of any such extension will promptly be disseminated to you in a manner reasonably designed to inform you of such change. Further, any extension may be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of our offer, in accordance with Rule 14e-1(d) under the Securities Exchange Act of 1934.

         Our Offer to Purchase, dated August 2, 2000, is hereby further supplemented as follows:

         1. Since May 1, 2000, we have purchased in privately negotiated transactions the following units in your partnership:

                  DATE                      NUMBER OF UNITS                             SALE PRICE PER UNIT
                  ----                      ---------------                             -------------------

                  May 1                              684                                         (1)

                  June 1                             177                                         (2)

                  July 1                              14                                       $192.47

----------

(1) Purchase prices are as follows: 42 units were purchased for $209.88 per unit; 324 units were purchased as part of a group purchase of 10,700.45 units in various partnerships for an aggregate price of $1,431,361.20; 106 units were purchased as part of a group purchase of 1,318 units in various partnerships for an aggregate price of $305,156; and 212 units were purchased as part of a group purchase of 2,485.25 units in various partnerships for an aggregate price of $489,818.

(2) Purchase prices are as follows: 77 units were purchased for $209.88 per unit; and 100 units were purchased as part of a group purchase of
         883.50 units in various partnerships for an aggregate price of $357,999.76.


         Since May 1, 2000, there have been no rescinded tenders.

                  DATE                      NUMBER OF UNITS                             SALE PRICE PER UNIT
                  ----                      ---------------                             -------------------

                  May 1                              0                                           n/a

                  June 1                             0                                           n/a

                  July 1                             0                                           n/a


         2. The current executive officers of the general partner of your partnership are the same as the executive officers of AIMCO.

         3. Your general partner intends to seek approval of limited partners to amend your partnership agreement to eliminate the current partnership mandatory minimum set reserve requirement of approximately $ 2,003,500. Approval of this amendment is likely based on the number of units held by us and our affiliates. After adoption of the amendment, the general partner will be able to reduce the necessary reserves and, as a result, it is expected that your partnership will make a distribution to its partners in an aggregate amount equal to the reduction in the reserves.




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         The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.


                     THE INFORMATION AGENT FOR THE OFFER IS:

                      RIVER OAKS PARTNERSHIP SERVICES, INC.


             By Mail:                     By Overnight Courier:                   By Hand:

           P.O. Box 2065                    111 Commerce Road                 111 Commerce Road
        S. Hackensack, N.J.           Carlstadt, N.J. 07072             Carlstadt, N.J. 07072
            07606-2065                Attn.: Reorganization Dept.       Attn.: Reorganization Dept.

                                     For information, please call:

                                       TOLL FREE: (888) 349-2005


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